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08031602

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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APR 15 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PB TRADE, LTD..

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
36187

20 ROCKHOUSE ROAD
(No. and Street)

WILTON (City) CT (state) 06897 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH CAMMARATA, PRESIDENT 1-917-359-9168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(Name - if individual, state last, first, middle name)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

PROCESSED
APR 29 2008
THOMSON REUTERS

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Joseph Cammarata swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PB Trade, Ltd., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Diane Ragan

Notary Public

DIANE RAGAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES SEPTEMBER 15, 2011

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

PB Trade, Ltd.
Wilton, CT

In planning and performing my audit of the financial statements of PB Trade, Ltd. for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

PB Trade, Ltd.
Wilton, CT

In planning and performing my audit of the financial statements of PB Trade, Ltd. for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
April 12, 2008

PB Trade Ltd.

Audited Financial Statements

For The Year Ended December 31, 2007

Contents

Index

*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

PB Trade Ltd.
20 Rockhouse Road
Wilton, CT 06897

I have audited the accompanying statement of financial condition of PB Trade Ltd., as of December 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the PB Trade Ltd. as of December 31, 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II AND III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
April 12, 2008

PB Trade, Ltd.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 14,417
Average Price Account	87
Equipment and computers, at cost, less accumulated depreciation of $1,337	12,875
Receivable from PB Trade, LLC	13,717
	$ 41,096

Liabilities and Stockholders Equity

Liabilities:	
State Income Tax Payable	$ 250
Accrued Expenses	2,000
	2,250
Stockholders Equity:	
Common stock, no par, authorized 1 share	10
Paid in Capital	162,654
Retained Earnings	(123,818)
Total stockholders' equity	38,846
	$ 41,096

See Accountant's Report & Accompanying Notes

PB Trade, Ltd.
Statement of Income
For The Year Ended December 31, 2007

Revenues	
Commissions Income	$ 36,820
FINRA	35,000
Unrealized Gains (Loss)	2,067
Interest	2,549
	76,436
Expenses:	
Clearing Costs	1,337
Commissions	4,200
Occupancy	1,973
Regulatory fees and expenses	22,690
Bernstein - FINRA	30,000
Other expenses	12,400
	72,600
Income (Loss) before income taxes	3,836
Provision for income taxes	250
Net Income	$ 3,586

PB Trade, Ltd.
Statement of Retained Earnings
December 31, 2007

Beginning Retained Earnings	($45,274)
Net Income (Loss)	3,586
Shareholder Additional Paid in Capital	90,544
Shareholder Distributions	(172,674)
Ending Retained Earnings	($123,818)

See Accountant's Report and Accompanying Notes

PB Trade, Ltd.
Statement of Cash Flows
Twelve Months Ended December 31, 2007

		Year To Date
	Unaudited	
Cash Provided from Operations		
Net Income (Loss)	$ 3,581.82	
Adjustments		
Add:		
Depreciation	1,337.00	
Accrued Expenses	2,000.00	
Accrued State Income Tax	250.00	
Less:		
Average Price Account	(87.20)	
Due from PB Trade LLC	(13,717.04)	
Cash from Operations		(6,635.42)
Cash Flows - Invested		
Furniture & Fixtures	(2,897.32)	
Computer Equipment	(11,314.34)	
Investing Cash Flows		(14,211.66)
Cash Flows - Financing		
Common Stock	10.00	
Add'l Paid in Capital	162,654.18	
Retained Earnings	45,274.39	
Shareholder Distribution	(172,674.41)	
Financing Cash Flows		35,264.16
Cash Increase (Decrease)		14,417.08
Cash - Beginning of Year		
Total Beginning of Year		0.00
Cash on Statement Date		$ 14,417.08

See Accountant's Report & Accompanying Notes

PB Trade, Ltd.
Notes to Financial Statements
For the Year Ended December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PB Trade, Ltd. is incorporated in the state of Connecticut to engage in the general securities business, to deal in stocks, bonds and all other securities of every nature and description, and to engage in any lawful business allowed in the state of Connecticut.

In May 2007, the company's parent purchased another broker dealer's stock and changed the former broker dealer's name to PB Trade, Ltd.

Depreciation

The company capitalizes the cost of computers and office equipment and depreciates them using the straight line method over their useful lives of 5-7 years.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders.

This election is valid for Connecticut; however, Connecticut law requires a minimum tax of $250 on State taxable income. Therefore, a provision and a related liabilty have been included in the financial statements for Connecticut income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PB Trade, Ltd.
Notes to Financial Statements
For the Year Ended December 31, 2007

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in a brokerage account. The account is not guaranteed by the Federal Deposit Insurance Corporation (FDIC). The company has not experienced any losses in such account.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $12,254 at December 31, 2007, which exceed required net capital of $5,000 by $7,254. The ratio of aggregate indebtedness to net capital at December 31, 2007 was 0.18 to 1.0.

3. CASH FLOWS

Cash Paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$ 0

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. COMMON STOCK

Common Stock consist of:	
Common Stock, no par value,	
1 share authorized	$ 10

PB Trade, Ltd.
Notes to Financial Statements
For the Year Ended December 31, 2007

6. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

7. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

8. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Pursuant to an expense sharing agreement, effective July 3, 2007 the Parent agreed to pay all operating expenses of the Company in connection with the offices including rent, back office software, employee salaries and all other non-regulatory expenses. The expense sharing agreement provides that no expenses will be apportioned back to the Company and that the Company will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and memebership fees, and those supplies such as stationery used soley by the Company. The Company shall pay a Service Facilitator and Management Fee on a monthly basis of 50% of it's gross revenue.

SUPPLEMENTARY INFORMATION

PB Trade, Ltd.
Schedule I
Computation of Net Capital
December 31, 2007

Total Stockholder's Equity	$ 38,846
Less: Non Allowable Assets	26,592
Net Capital	12,254
Less: Capital Requirement	5,000
Excess Capital	$ 7,254
Aggregate Indebtedness	$ 2,250
Ratio of Aggregate Indebtedness To Net Capital	0.18 to 1.0

See Accountant's Report and Accompanying Notes

PB Trade, Ltd.
Schedule II
Reconciliation of Audited vs Unaudited Net Capital
December 31, 2007

Unaudited Net Capital	$ 12,515
Year End Audit Adjustments	(261)
Audited Net Capital	$ 12,254

See Accountant's Report and Accompanying Notes

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PB Trade, Ltd. as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)-Limited business (mutual funds and/or variable annuities only) 4550

B. (k)
(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis X4570

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-526 [4335A]	Goldman Sachs Execution [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission 4580

See Accountant's Report and Accompanying Notes

END